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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 37927

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
XCU Capital Corp. Inc.

RECD S.E.C.
FEB 28 2002

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5962 La Place Court, ~~Suite 270~~
(No. and Street)

Carlsbad, CA 92008-9947
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Claudia Lee 760-603-0305
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Petersen & Co.
(Name — *if individual, state last, first, middle name*)

3655 Nobel Dr., Ste. 500, San Diego, CA 92122
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

XCU Corporation, Inc. and Subsidiaries

Report on Consolidated Financial Statements

For The Years Ended December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

PETERSON & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A Partnership of Professional Corporations
Richard E. Evans ◆ Thomas J. Brady ◆ Teofilo C. Reynoso ◆ David W. Cortney ◆ James Anthony Ande

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
XCU Corporation, Inc.

We have audited the accompanying consolidated balance sheets of XCU Corporation, Inc. and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of XCU Corporation, Inc. and subsidiaries as of December 31, 2001 and 2000 and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary consolidation schedules contained on pages 11 and 12 are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Peterson & Co.
PETERSON & CO.

February 14, 2002

3655 Nobel Drive, Suite 500, San Diego, California 92122 ◆ Phone (858) 597-4100 ◆ Fax (858) 597-4111
San Diego ◆ Ramona
E-mail: info@petersonco.com ◆ Web site: www.petersonco.com
Members: American Institute of Certified Public Accountants ◆ California Society of Public Accountants

XCU CORPORATION, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2001 and 2000

	2001	2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 362,022	$ 469,958
Accounts receivable, net of allowance for doubtful accounts of $0 in 2001 and 2000	337,186	164,814
Income taxes receivable	5,860	16,200
Prepaid expenses	81,105	115,373
Deferred tax assets	33,500	-
Total currents assets	819,673	766,345
PROPERTY AND EQUIPMENT, NET	81,779	90,885
OTHER ASSETS		
Investments	99,730	195,800
Other assets	9,699	9,699
Total other assets	109,429	205,499
Total assets	$ 1,010,881	$ 1,062,729
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 258,843	$ 339,286
Commissions payable	231,065	160,612
Deferred tax liabilities	-	5,200
Total current liabilities	489,908	505,098
NON-CURRENT LIABILITIES		
Loans Payable	150,000	-
Total liabilities	639,908	505,098
SHAREHOLDERS' EQUITY		
Capital stock, $10 par value - 100,000 shares authorized; 15,500 shares issued and outstanding	155,000	155,000
Additional paid-in capital	353,694	353,694
Retained earnings (deficit)	(137,721)	48,937
Total shareholders' equity	370,973	557,631
Total liabilities and shareholders' equity	$ 1,010,881	$ 1,062,729

The accompanying notes are an integral part of these financial statements.

XCU CORPORATION, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the Years Ended December 31, 2001 and 2000

	2001	2000
REVENUES		
Commission income	$ 8,573,134	$ 9,130,832
Commission and clearing expenses	5,233,309	5,976,480
Gross profit	3,339,825	3,154,352
OPERATING EXPENSES		
Selling, general and administrative expenses	2,249,733	2,048,289
Salaries and wages	1,279,070	1,084,691
Depreciation and amortization	56,418	45,639
Professional fees	20,117	16,209
Total operating expenses	3,605,338	3,194,828
Loss from operations	(265,513)	(40,476)
OTHER INCOME		
Interest income	44,185	45,028
(Loss) income before provision for income taxes	(221,328)	4,552
(Benefit) provision for income taxes	(34,670)	5,046
NET LOSS	(186,658)	(494)
Retained earnings, beginning	48,937	49,431
Retained (deficit) earnings, ending	$ (137,721)	$ 48,937

The accompanying notes are an integral part of these financial statements.

XCU CORPORATION, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (186,658)	$ (494)
Adjustments to reconcile net loss		
to net cash provided by (used in) operations		
Loss on disposal of equipment	-	1,565
Amortization of discounts	(5,535)	(11,769)
Depreciation and amortization	56,418	45,639
Decrease (increase) in assets		
Accounts receivable	(172,372)	9,110
Income tax receivable	10,340	2,315
Prepaids and other assets	34,268	(44,657)
Deferred tax assets	(33,500)	-
Increase (decrease) in liabilities		
Accounts payable and other accrued expenses	(80,443)	158,979
Commissions payable	70,453	(120,796)
Deferred tax liabilities	(5,200)	(400)
Net cash (used in) provided by operating activities	(312,229)	39,492
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(47,312)	(65,135)
Proceeds from maturities of investment securities	200,000	400,000
Purchase of investments	(98,395)	(386,751)
Net cash provided by (used in) investing activities	54,293	(51,886)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from loan	150,000	-
Net cash provided by financing activities	150,000	-
Net decrease in cash	(107,936)	(12,394)
Cash, beginning	469,958	482,352
Cash, end	$ 362,022	$ 469,958
SUPPLEMENTAL DISCLOSURES		
Interest paid	$ -	$ -
Income taxes paid	$ 4,030	$ 2,400
Income tax refunds received	$ 12,400	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

XCU Corporation, Inc. (the "Company") was incorporated on April 7, 1987, under the laws of the State of California, as a service organization and is 99% owned by Xerox Federal Credit Union ("XFCU"). The Company is the holding Company of XCU Capital Corporation, Inc., and Focus Insurance Agency, Inc., whose primary business purpose is to provide brokerage and insurance services to the members of XFCU.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all investments with a maturity of three months or less when purchased to be cash equivalents.

Commission Revenue and Expense Recognition

Commission revenues and related commission expenses are recognized on the settlement date of the related sale.

Property and Equipment

Property and equipment is stated at cost and is depreciated principally on the straight-line method over the estimated useful lives of the individual assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions which affect the amounts reported in the financial statements and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Advertising

Advertising costs incurred for major new campaigns are expensed in the year in which the advertising takes place. Other advertising costs are expensed when incurred. Advertising expense for the years ended December 31, 2001and 2000 was $3,225 and $3,250, respectively.

Income Taxes

The operations of the Company and its subsidiaries are included in the consolidated federal income tax return filed by the Company. Federal income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Company.

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax bases of existing assets and liabilities.

Financial Instruments

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2001and 2000, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying consolidated balance sheets. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies.

Reclassifications

Certain prior year amounts have been reclassified to conform to fiscal 2001 presentation. These changes had no impact on previously reported results of operations or shareholders' equity.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2001 and 2000:

	2001	2000
Furniture	$ 88,685	$ 86,019
Computers and software	204,846	161,330
Leasehold improvement	8,653	7,524
Subtotal	302,184	254,873
Less accumulated depreciation and amortization	(220,405)	(163,988)
	$ 81,779	$ 90,885

Depreciation and amortization expense was $56,418 in 2001 and $45,639 in 2000.

NOTE 3 - INCOME TAXES

The significant components of deferred tax assets and liabilities as of December 31, 2001 and 2000 are as follows:

	2001	2000
Deferred tax assets		
Accumulated depreciation	$ 900	$ -
Contribution carryover	2,000	2,800
Net operating loss	32,200	500
State income taxes	-	500
	35,100	3,800
Deferred tax liabilities		
Accumulated depreciation	$ -	$ (9,000)
State income taxes	(1,600)	-
	(1,600)	(9,000)
Net deferred tax asset (liabilities)	$ 33,500	$ (5,200)

NOTE 3 - INCOME TAXES (Continued)

The (benefit) provision for income taxes in the accompanying consolidated statements of operations are comprised of the following:

	2001	2000
Current		
Federal	$ -	$ 3,016
State	4,030	2,400
Total current	4,030	5,416
Deferred		
Federal	(29,200)	(1,500)
State	(9,500)	1,130
Total deferred	(38,700)	(370)
(Benefit) provision for Income Taxes	$ (34,670)	$ 5,046

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company is the holding Company of XCU Capital Corporation, Inc. and Focus Insurance Agency, Inc. (the "Subsidiaries") and is a 99% owned service organization of Xerox Federal Credit Union ("XFCU"), and a 1% owned service organization of Michigan Educational Credit Union, ("Michigan ED"). The Subsidiaries have entered into an agreement with XFCU and Michigan ED, which allows the Company to operate its brokerage program and insurance programs on their premises. Under the terms of the agreements, the greater of a minimum base rent or a variable rent amount based on gross income is paid by the Company to XFCU. The Company pays 23.75% of the commissions generated by XFCU, and 90% of the commissions, 23.75% effective July 1, 2001, generated by Michigan ED to each of them.

XFCU is the primary financial institution for the Company and also provides certain personnel services, the cost of which is reimbursed by the Company.

NOTE 4 - RELATED PARTY TRANSACTIONS

Related party transactions and year-end balances for the years ended December 31, 2001 and 2000 are as follows:

	2001	2000
Accounts payable and other accrued expenses	$ 109,014	$ 166,298
Commissions payable	-	5,543
Rent expense	1,086,043	856,770
Personnel expense	28,379	97,300

On December 28, 2001, the Company received a nine and a half percent (9.5%) subordinated loan from XFCU in the amount of $150,000. The payment of principal and interest is subordinate to all present and future claims of creditors of XCU Capital Corporation, Inc. The loan is due on December 28, 2003 and may not be prepaid without the consent of the National Association of Securities Dealers, Inc. and not before December 28, 2002.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company has a line of credit agreement with XFCU under which it may borrow up to $100,000. The line is secured by the Company's receivables. Borrowings on the line of credit bear interest at a fixed rate of 8.5%. There was no outstanding balance at December 31, 2001 and 2000.

The Company leases office space in Carlsbad, California under a sixty-six (66) month operating lease expiring July 31, 2005. The following is a schedule of future minimum rental payments.

Year ending December 31,	
2002	$ 112,372
2003	115,536
2004	116,541
2005	67,623
	$ 412,072

Rent expense was $112,022 in 2001 and $87,912 in 2000.

NOTE 6 - CONCENTRATION OF CREDIT RISK

At times during the year ended December 31, 2001, cash balances held in financial institutions were in excess of NCUA limits. In addition, cash held by the Company's clearing agent is not insured. The Company places cash with a high-credit, quality financial institution and clearing agent and believes no significant credit risk exists.

NOTE 7- INVESTMENTS

The fair value of investments is as follows:

	Maturity Date	December 31, 2001	December 31, 2000
U.S. Government Securities			
U.S. Treasury Bills	02/28/02	$ 99,730	$ -
U.S. Treasury Bills	02/15/01	-	99,310
U.S. Treasury Bills	08/30/01	-	96,490
Total investments		$ 99,730	$ 195,800

The Company clears security transactions through the Bank of New York, and is required to maintain a deposit of U.S. Government securities. The amount of restricted investments was $99,730 and $96,490 in 2001 and 2000, respectively.

NOTE 9 – PROFIT SHARING PLAN

Effective January 1, 2001, the Company's Board of Directors adopted a qualified 401(K) Profit Sharing Plan (the "Plan"). All employees, with one or more years of employment and 21 years of age or older, are eligible to participate in the Plan. The Plan allows participants to make pretax contributions that are matched by the Company. The Company's profit sharing contributions and matching contributions are discretionary and was $40,911 for the year ended December 31, 2001.

NOTE 10 – SUBSEQUENT EVENTS

On January 31, 2002, the Company and its 99% shareholder, Xerox Federal Credit Union ("XFCU") entered into a Share Purchase Agreement with nine other credit unions to sell a 60% equity ownership interest in the Company. Under the terms of the Agreement, the Company issued 3,875 shares of common stock for cash in the amount of $762,522 and XFCU agreed to sell 7,750 shares of common stock in the Company owned by XFCU.

The Agreement calls for XFCU to provide marketing services on behalf of XCU in exchange for 60% of the commissions received on insurance products sold to XFCU members by Focus Insurance Agency, Inc. In addition, the Company is committed to entering into a 3-year marketing agreement, for a fee of not less than $15,000 per year, with one of the purchasing credit unions, WesCorp.

SUPPLEMENTARY CONSOLIDATION SCHEDULES

XCU Corporation, Inc. and Subsidiaries
Consolidating Balance Sheet
December 31, 2001

	XCU CAPITAL CORPORATION, INC.	FOCUS INSURANCE AGENCY, INC.	XCU CORPORATION, INC.	COMBINED PARENT & SUBSIDIARIES	ELIMINATIONS FOR CONSOLIDATION	XCU CORPORATION INC. & SUBSIDIARIES CONSOLIDATED
ASSETS						
CURRENT ASSETS						
Cash and cash equivalents	$ 295,875	$ 65,735	$ 412	$ 362,022	$ -	$ 362,022
Accounts receivable, net	319,131	34,947	-	354,078	(16,892)	337,186
Due from XCU Corporation, Inc.	6,566	-	-	6,566	(6,566)	-
Income taxes receivable	5,860	-	-	5,860	-	5,860
Prepaid expenses	81,105	-	-	81,105	-	81,105
Deferred tax assets	33,500	-	-	33,500	-	33,500
Total current assets	742,037	100,682	412	843,131	(23,458)	819,673
PROPERTY AND EQUIPMENT, NET	79,049	2,730	-	81,779	-	81,779
OTHER ASSETS						
Investments	99,730	-	-	99,730	-	99,730
Investment CUSO's	-	-	378,588	378,588	(378,588)	-
Other assets	9,699	-	-	9,699	-	9,699
Total other assets	109,429	-	378,588	488,017	(378,588)	109,429
Total assets	$ 930,515	$ 103,412	$ 379,000	$ 1,412,927	$ (402,046)	$ 1,010,881
LIABILITIES & SHAREHOLDERS' EQUITY						
CURRENT LIABILITIES						
Accounts payable and accrued expenses	$ 227,996	$ 47,739	$ 6,566	$ 282,301	$ (23,458)	$ 258,843
Commissions payable	230,468	597	-	231,065	-	231,065
Deferred tax liabilities	-	-	-	-	-	-
Total current liabilities	458,464	48,336	6,566	513,366	(23,458)	489,908
NON-CURRENT LIABILITIES						
Loans Payable	150,000	-	-	150,000	-	150,000
Total liabilities	608,464	48,336	6,566	663,366	(23,458)	639,908
SHAREHOLDERS' EQUITY						
Capital stock; $10 par -						
100,000 shares authorized; 13,000 shares issued and outstanding	130,000			130,000	(130,000)	-
10,000 shares authorized; 2,500 shares issued and outstanding		25,000		25,000	(25,000)	-
100,000 shares authorized; 15,500 shares issued and outstanding			155,000	155,000	-	155,000
Additional paid-in capital	320,000	33,694	353,694	707,388	(353,694)	353,694
Accumulated earnings (deficit)	(127,949)	(3,618)	(136,260)	(267,827)	130,106	(137,721)
Total shareholders' equity	322,051	55,076	372,434	749,561	(378,588)	370,973
Total liabilities and shareholders' equity	$ 930,515	$ 103,412	$ 379,000	$ 1,412,927	$ (402,046)	$ 1,010,881

See Independent Auditors' report.

XCU Corporation, Inc. and Subsidiaries
Consolidating Statement of Operations and Retained Earnings
For The Year Ended December 31, 2001

	XCU CAPITAL CORPORATION, INC.	FOCUS INSURANCE AGENCY, INC.	XCU CORPORATION, INC.	COMBINED PARENT & SUBSIDIARIES	ELIMINATIONS FOR CONSOLIDATION	XCU CORPORATION INC. & SUBSIDIARIES CONSOLIDATED
REVENUES						
Commission income	$ 8,130,829	$ 442,305	$ -	$ 8,573,134	$ -	$ 8,573,134
Commission and clearing expenses	5,211,501	21,808	-	5,233,309	-	5,233,309
Gross profit	2,919,328	420,497	-	3,339,825	-	3,339,825
OPERATING EXPENSES						
Selling, general and administrative expenses	1,971,908	277,825	-	2,249,733	-	2,249,733
Salaries and wages	1,136,822	142,248	-	1,279,070	-	1,279,070
Depreciation and amortization	55,545	873	-	56,418	-	56,418
Professional fees	17,310	2,807	-	20,117	-	20,117
Total operating expenses	3,181,585	423,753	-	3,605,338	-	3,605,338
Loss from operations	(262,257)	(3,256)	-	(265,513)	-	(265,513)
OTHER INCOME (EXPENSE)						
Losses of subsidiaries	-	-	(185,858)	(185,858)	185,858	-
Interest income	35,715	8,470	-	44,185	-	44,185
Income (loss) before provision for income taxe	(226,542)	5,214	(185,858)	(407,186)	185,858	(221,328)
Provision (benefit) for income taxes	(38,968)	3,498	800	(34,670)	-	(34,670)
Net loss	(187,574)	1,716	(186,658)	(372,516)	185,858	(186,658)
Retained earnings, beginning	59,625	(5,334)	50,398	104,689	(55,752)	48,937
Retained earnings (deficit), ending	$ (127,949)	$ (3,618)	$ (136,260)	$ (267,827)	$ 130,106	$ (137,721)

See Independent Auditors' report.

FOCUS INSURANCE AGENCY, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(WITH INDEPENDENT AUDITORS' REPORT THEREON)

PETERSON & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A Partnership of Professional Corporations
Richard E. Evans ◆ Thomas J. Brady ◆ Teofilo C. Reynoso ◆ David W. Cortney ◆ James Anthony Ande

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Focus Insurance Agency, Inc.

We have audited the accompanying balance sheets of Focus Insurance Agency, Inc., a California corporation, as of December 31, 2001 and 2000, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Focus Insurance Agency, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Peterson & Co.

PETERSON & CO.

February 14, 2002

3655 Nobel Drive, Suite 500, San Diego, California 92122 ◆ Phone (858) 597-4100 ◆ Fax (858) 597-4111
San Diego ◆ Ramona
E-mail: info@petersonco.com ◆ Web site: www.petersonco.com
Members: American Institute of Certified Public Accountants ◆ California Society of Public Accountants

FOCUS INSURANCE AGENCY, INC.
BALANCE SHEETS
December 31, 2001 and 2000

	2001	2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 65,735	$ 279,966
Commissions receivable, net of allowance for doubtful accounts of $0 in 2001 and 2000	34,947	20,713
Prepaid expenses	-	4,495
Total current assets	100,682	305,174
PROPERTY AND EQUIPMENT, NET	2,730	-
Total assets	$ 103,412	$ 305,174
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 47,739	$ 111,437
Commissions payable	597	377
Total current liabilities	48,336	111,814
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
Common stock ($10 par value; 10,000 shares authorized; 2,500 issued and outstanding)	25,000	25,000
Additional paid-in capital	33,694	173,694
Accumulated deficit	(3,618)	(5,334)
Total shareholders' equity	55,076	193,360
Total liabilities and shareholders' equity	$ 103,412	$ 305,174

The accompanying notes are an integral part of these financial statements.

FOCUS INSURANCE AGENCY, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2001 and 2000

	2001	2000
REVENUES		
Commission income	$ 442,305	$ 409,580
Commission expenses	21,808	14,472
Gross profit	420,497	395,108
OPERATING EXPENSES		
Selling, general and administrative expense	277,825	289,147
Salaries and wages	142,248	104,674
Depreciation	873	-
Professional fees	2,807	1,674
Total operating expenses	423,753	395,495
Loss from operations	(3,256)	(387)
OTHER INCOME		
Interest income	8,470	11,193
Income before provision for income taxes	5,214	10,806
Provision for income taxes	3,498	2,236
NET INCOME	$ 1,716	$ 8,570

The accompanying notes are an integral part of these financial statements.

FOCUS INSURANCE AGENCY, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2001 and 2000

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance, December 31, 1999	2,500	$ 25,000	$ 173,694	$ (13,904)	$ 184,790
Net income				8,570	8,570
Balance, December 31, 2000	2,500	25,000	173,694	(5,334)	193,360
Liquidation Dividend			(140,000)		(140,000)
Net income				1,716	1,716
Balance, December 31, 2001	2,500	$ 25,000	$ 33,694	$ (3,618)	$ 55,076

The accompanying notes are an integral part of these financial statements.

FOCUS INSURANCE AGENCY, INC.
STATEMENTS OF CASH FLOWS
For the year ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,716	$ 8,570
Adjustment to reconcile net income		
to net cash provided by (used in) operations		
Decrease (increase) in assets		
Depreciation	873	0
Commissions and other receivables	(14,234)	5,210
Prepaid & other assets	4,495	(378)
Increase (decrease) in liabilities		
Accounts payable and accrued expenses	(63,698)	56,847
Commissions payable	220	212
Due to XCU Capital	-	(2,949)
Net cash (used in) provided by operating activities	(70,628)	67,512
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of capital assets	(3,603)	-
Net cash used in investing activities	(3,603)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Liquidation dividend paid	(140,000)	-
Net cash used in financing activities	(140,000)	-
Net (decrease) increase in cash	(214,231)	67,512
Cash, beginning of year	279,966	212,454
Cash, end of year	$ 65,735	$ 279,966
SUPPLEMENTAL DISCLOSURES		
Interest paid	$ -	$ -
Income taxes paid	$ 1,438	$ 800

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Focus Insurance Agency, Inc. (the "Company") was incorporated on December 12, 1989, under the laws of the State of California to provide insurance services and is a wholly owned subsidiary of XCU Corporation, Inc., a 99% owned service organization of Xerox Federal Credit Union ("XFCU"). The Company's revenues are derived primarily from direct sales of insurance products to the members of XFCU.

Cash and Cash Equivalents

The Company considers all investments with a maturity of three months or less when purchased to be cash equivalents.

Commission Revenue and Expense Recognition

Commission revenues and related commission expenses are recognized on the settlement date of the related sale.

Property and Equipment

Property and equipment are stated at cost and are depreciated principally on the straight-line method over the estimated useful lives of the individual assets.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions which affect the amounts reported in the financial statements and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax bases of existing assets and liabilities.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2001and 2000 consist of the following:

	2001	2000
Computers and software	$ 3,603	$ -
Subtotal	3,603	-
Less accumulated depreciation	(873)	-
	$ 2,730	$ -

Depreciation expense was $873 in 2001 and $0 in 2000.

NOTE 3 - INCOME TAXES

The provision for income taxes for the years ended December 31, 2001 and 2000, is comprised of the following:

	2001	2000
Current		
Federal	$ 2,060	$ 1,436
State	1,438	800
	3,498	2,236
Deferred		
Federal	-	-
State	-	-
	-	-
Provision for Income Taxes	$ 3,498	$ 2,236

NOTE 4 - RELATED PARTY TRANSACTIONS

XCU Corporation, Inc. is the holding Company of the Company and XCU Capital Corporation, Inc. The Company has entered into an agreement with XFCU, which allows the Company to operate its insurance program on XFCU's premises. The greater of a minimum base rent or a contingent rent amount based on gross income is paid by the Company to XFCU.

XFCU is the primary financial institution for the Company and also provides certain personnel services, the cost of which is reimbursed by the Company.

Related party transactions and year end balances for the years ended December 31, 2001 and 2000 are as follows:

	2001	2000
Other accrued expenses	$ 12,225	$ 46,667
Rent expense	100,418	89,112
Personnel expense	4,257	14,595

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company has a line of credit agreement with Xerox Federal Credit Union under which it may borrow up to $75,000. The line is secured by the Company's receivables. Borrowings on the line of credit bear interest at a fixed rate of 8.5%. There were no borrowings outstanding under the line at December 31, 2001.

NOTE 6 – PROFIT SHARING PLAN

Effective January 1, 2001, the Company's Board of Directors adopted a qualified 401(K) Profit Sharing Plan (the "Plan"). All employees, with one or more years of employment and 21 years of age or older, are eligible to participate in the Plan. The Plan allows participants to make pretax contributions that are matched by the Company. The Company's profit sharing contributions and matching contributions are discretionary and was $3,801 for the year ended December 31, 2001.